----------------------------
                                                            OMB APPROVAL
                                                    OMB Number:        3235-0145
                                                    Expires:    October 31, 2002
                                                    Estimated average burden
                                                    Hours per response.....14.90
                                                    ----------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendments No. 2)*


                              Quality Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                           (Title of Class Securities)


                                    747582104
                      ------------------------------------
                                 (CUSIP Number)


                                Kenneth D. Heller
 Cannell Capital, LLC, 2500 18th Street, San Francisco, CA 94110 (415) 229-8117
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications


                                  July 1, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.


                               Page 1 of 14 pages
SEC 1746 (2-98)

CUSIP No.  747582104
           ---------

   1.  Name of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       Cannell Capital, LLC
       94-3366999
--------------------------------------------------------------------------------

   2.  Check the Appropriate Box if a Member of a Group (See Instructions)

       (a) [X]..................................................................
           ---------------------------------------------------------------------

       (b) [_]..................................................................
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------

   3.  SEC Use Only.............................................................
                   -------------------------------------------------------------
--------------------------------------------------------------------------------

   4.  Source of Funds (See Instructions) OO....................................
                                          --------------------------------------
--------------------------------------------------------------------------------

   5.  Check if Disclosure of Legal Proceeding Is Required Pursuant to
           Items 2(d) or 2(e)...................................................
                             ---------------------------------------------------
--------------------------------------------------------------------------------

   6.  Citizenship or Place of Organization    California.......................
                                             -----------------------------------
--------------------------------------------------------------------------------

Number of Shares    7.  Sole Voting Power  0....................................
Beneficially                               -------------------------------------
Owned by Each       ------------------------------------------------------------
Reporting Person    8.  Shared Voting Power  336,300............................
With:                                        -----------------------------------
                    ------------------------------------------------------------
                     9.  Sole Dispositive Power  0..............................
                                                 -------------------------------
                    ------------------------------------------------------------
                    10.  Shared Dispositive Power  336,300......................
                                                   -----------------------------
                    ------------------------------------------------------------
--------------------------------------------------------------------------------

   11. Aggregate Amount Beneficially Owned by Each Reporting Person  336,300....
                                                                     -----------

   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                             -------------------------------------

   13. Percent of Class Represented by Amount in Row (11)  5.5%.................
                                                           ---------------------
--------------------------------------------------------------------------------

   14. Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------

  IA............................................................................
--------------------------------------------------------------------------------
    ............................................................................
--------------------------------------------------------------------------------
    ............................................................................
--------------------------------------------------------------------------------
    ............................................................................
--------------------------------------------------------------------------------
    ............................................................................
--------------------------------------------------------------------------------
    ............................................................................
--------------------------------------------------------------------------------
    ............................................................................
--------------------------------------------------------------------------------


                               Page 2 of 14 pages

CUSIP No.  747582104
           ---------

   1.  Name of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       J. Carlo Cannell

--------------------------------------------------------------------------------

   2.  Check the Appropriate Box if a Member of a Group (See Instructions)

       (a) [X]..................................................................
           ---------------------------------------------------------------------

       (b) [_]..................................................................
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------

   3.  SEC Use Only.............................................................
                   -------------------------------------------------------------
--------------------------------------------------------------------------------

   4.  Source of Funds (See Instructions) OO....................................
                                          --------------------------------------
--------------------------------------------------------------------------------

   5.  Check if Disclosure of Legal Proceeding Is Required Pursuant to
           Items 2(d) or 2(e)...................................................
                             ---------------------------------------------------
--------------------------------------------------------------------------------

   6.  Citizenship or Place of Organization    USA..............................
                                             -----------------------------------
--------------------------------------------------------------------------------

Number of Shares    7.  Sole Voting Power  0....................................
Beneficially                               -------------------------------------
Owned by Each       ------------------------------------------------------------
Reporting Person    8.  Shared Voting Power  336,300............................
With:                                        -----------------------------------
                    ------------------------------------------------------------
                    9.  Sole Dispositive Power  0...............................
                                                 -------------------------------
                    ------------------------------------------------------------
                    10.  Shared Dispositive Power  336,300......................
                                                   -----------------------------
                    ------------------------------------------------------------
--------------------------------------------------------------------------------

   11. Aggregate Amount Beneficially Owned by Each Reporting Person  336,300....
                                                                     -----------

   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)           ........................................
                             ---------------------------------------------------

   13. Percent of Class Represented by Amount in Row (11)  5.5%.................
                                                           ---------------------
--------------------------------------------------------------------------------

   14. Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------

  IN/HC.........................................................................
--------------------------------------------------------------------------------
    ............................................................................
--------------------------------------------------------------------------------
    ............................................................................
--------------------------------------------------------------------------------
    ............................................................................
--------------------------------------------------------------------------------
    ............................................................................
--------------------------------------------------------------------------------
    ............................................................................
--------------------------------------------------------------------------------
    ............................................................................
--------------------------------------------------------------------------------


                               Page 3 of 14 pages

CUSIP No.  747582104
           ---------

   1.  Name of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       The Cuttyhunk Fund Limited

--------------------------------------------------------------------------------

   2.  Check the Appropriate Box if a Member of a Group (See Instructions)

       (a) [X]..................................................................
           ---------------------------------------------------------------------

       (b) [_]..................................................................
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------

   3.  SEC Use Only.............................................................
                   -------------------------------------------------------------
--------------------------------------------------------------------------------

   4.  Source of Funds (See Instructions) WC....................................
                                          --------------------------------------
--------------------------------------------------------------------------------

   5.  Check if Disclosure of Legal Proceeding Is Required Pursuant to
           Items 2(d) or 2(e)...................................................
                             ---------------------------------------------------
--------------------------------------------------------------------------------

   6.  Citizenship or Place of Organization    Bermuda..........................
                                             -----------------------------------
--------------------------------------------------------------------------------

Number of Shares    7.  Sole Voting Power  0....................................
Beneficially                               -------------------------------------
Owned by Each       ------------------------------------------------------------
Reporting Person    8.  Shared Voting Power  45,000.............................
With:                                        -----------------------------------
                    ------------------------------------------------------------
                     9.  Sole Dispositive Power  0..............................
                                                 -------------------------------
                    ------------------------------------------------------------
                    10.  Shared Dispositive Power  45,000.......................
                                                   -----------------------------
                    ------------------------------------------------------------
--------------------------------------------------------------------------------

   11. Aggregate Amount Beneficially Owned by Each Reporting Person  45,000.....
                                                                     -----------

   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)           ........................................
                             ---------------------------------------------------

   13. Percent of Class Represented by Amount in Row (11)  0.7%.................
                                                           ---------------------
--------------------------------------------------------------------------------

   14. Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------

  CO............................................................................
--------------------------------------------------------------------------------
    ............................................................................
--------------------------------------------------------------------------------
    ............................................................................
--------------------------------------------------------------------------------
    ............................................................................
--------------------------------------------------------------------------------
    ............................................................................
--------------------------------------------------------------------------------
    ............................................................................
--------------------------------------------------------------------------------
    ............................................................................
--------------------------------------------------------------------------------


                               Page 4 of 14 pages

CUSIP No.  747582104
           ---------

   1.  Name of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       The Anegada Fund Limited

--------------------------------------------------------------------------------

   2.  Check the Appropriate Box if a Member of a Group (See Instructions)

       (a) [X]..................................................................
           ---------------------------------------------------------------------

       (b) [_]..................................................................
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------

   3.  SEC Use Only.............................................................
                   -------------------------------------------------------------
--------------------------------------------------------------------------------

   4.  Source of Funds (See Instructions) WC....................................
                                          --------------------------------------
--------------------------------------------------------------------------------

   5.  Check if Disclosure of Legal Proceeding Is Required Pursuant to
           Items 2(d) or 2(e)...................................................
                             ---------------------------------------------------
--------------------------------------------------------------------------------

   6.  Citizenship or Place of Organization    Cayman Islands...................
                                             -----------------------------------
--------------------------------------------------------------------------------

Number of Shares    7.  Sole Voting Power  0....................................
Beneficially                               -------------------------------------
Owned by Each       ------------------------------------------------------------
Reporting Person    8.  Shared Voting Power  43,500.............................
With:                                        -----------------------------------
                    ------------------------------------------------------------
                    9.  Sole Dispositive Power  0...............................
                                                 -------------------------------
                    ------------------------------------------------------------
                    10.  Shared Dispositive Power  43,500.......................
                                                   -----------------------------
                    ------------------------------------------------------------
--------------------------------------------------------------------------------

   11. Aggregate Amount Beneficially Owned by Each Reporting Person  43,500.....
                                                                     -----------

   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)           ........................................
                             ---------------------------------------------------

   13. Percent of Class Represented by Amount in Row (11)  0.7%.................
                                                           ---------------------
--------------------------------------------------------------------------------

   14. Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------

  CO............................................................................
--------------------------------------------------------------------------------
    ............................................................................
--------------------------------------------------------------------------------
    ............................................................................
--------------------------------------------------------------------------------
    ............................................................................
--------------------------------------------------------------------------------
    ............................................................................
--------------------------------------------------------------------------------
    ............................................................................
--------------------------------------------------------------------------------
    ............................................................................
--------------------------------------------------------------------------------


                               Page 5 of 14 pages

CUSIP No.  747582104
           ---------

   1.  Name of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       GS Canell, LLC
       98-0232642

--------------------------------------------------------------------------------

   2.  Check the Appropriate Box if a Member of a Group (See Instructions)

       (a) [X]..................................................................
           ---------------------------------------------------------------------

       (b) [_]..................................................................
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------

   3.  SEC Use Only.............................................................
                   -------------------------------------------------------------
--------------------------------------------------------------------------------

   4.  Source of Funds (See Instructions) WC....................................
                                          --------------------------------------
--------------------------------------------------------------------------------

   5.  Check if Disclosure of Legal Proceeding Is Required Pursuant to
           Items 2(d) or 2(e)...................................................
                             ---------------------------------------------------
--------------------------------------------------------------------------------

   6.  Citizenship or Place of Organization    Delaware.........................
                                             -----------------------------------
--------------------------------------------------------------------------------

Number of Shares    7.  Sole Voting Power  0....................................
Beneficially                               -------------------------------------
Owned by Each       ------------------------------------------------------------
Reporting Person    8.  Shared Voting Power  53,600.............................
With:                                        -----------------------------------
                    ------------------------------------------------------------
                    9.  Sole Dispositive Power  0...............................
                                                 -------------------------------
                    ------------------------------------------------------------
                    10.  Shared Dispositive Power  53,600.......................
                                                   -----------------------------
                    ------------------------------------------------------------
--------------------------------------------------------------------------------

   11. Aggregate Amount Beneficially Owned by Each Reporting Person  53,600.....
                                                                     -----------

   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)           ........................................
                             ---------------------------------------------------

   13. Percent of Class Represented by Amount in Row (11)  0.9%.................
                                                           ---------------------
--------------------------------------------------------------------------------

   14. Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------

  OO............................................................................
--------------------------------------------------------------------------------
    ............................................................................
--------------------------------------------------------------------------------
    ............................................................................
--------------------------------------------------------------------------------
    ............................................................................
--------------------------------------------------------------------------------
    ............................................................................
--------------------------------------------------------------------------------
    ............................................................................
--------------------------------------------------------------------------------
    ............................................................................
--------------------------------------------------------------------------------


                               Page 6 of 14 pages

CUSIP No.  747582104
           ---------

   1.  Name of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       Tonga Partners, L.P.
       94-3164039

--------------------------------------------------------------------------------

   2.  Check the Appropriate Box if a Member of a Group (See Instructions)

       (a) [X]
           ---------------------------------------------------------------------

       (b) [_]
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------

   3.  SEC Use Only
                   -------------------------------------------------------------
--------------------------------------------------------------------------------

   4.  Source of Funds (See Instructions) WC
                                          --------------------------------------
--------------------------------------------------------------------------------

   5.  Check if Disclosure of Legal Proceeding Is Required Pursuant to
           Items 2(d) or 2(e)
                             ---------------------------------------------------
--------------------------------------------------------------------------------

   6.  Citizenship or Place of Organization    Delaware
                                             -----------------------------------
--------------------------------------------------------------------------------

Number of Shares    7.  Sole Voting Power  0
Beneficially                               -------------------------------------
Owned by Each       ------------------------------------------------------------
Reporting Person    8.  Shared Voting Power  174,400
With:                                        -----------------------------------
                    ------------------------------------------------------------
                    9.  Sole Dispositive Power  0
                                                 -------------------------------
                    ------------------------------------------------------------
                    10.  Shared Dispositive Power  174,400
                                                   -----------------------------
                    ------------------------------------------------------------
--------------------------------------------------------------------------------

   11. Aggregate Amount Beneficially Owned by Each Reporting Person  174,400
                                                                     -----------

   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)
                             ---------------------------------------------------

   13. Percent of Class Represented by Amount in Row (11)  2.9%
                                                           ---------------------
--------------------------------------------------------------------------------

   14. Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------

  PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


                               Page 7 of 14 pages

CUSIP No.  747582104
           ---------

   1.  Name of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       Pleiades Investment Partners, LP
       23-2688812

--------------------------------------------------------------------------------

   2.  Check the Appropriate Box if a Member of a Group (See Instructions)

       (a) [X]
           ---------------------------------------------------------------------

       (b) [_]
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------

   3.  SEC Use Only
                   -------------------------------------------------------------
--------------------------------------------------------------------------------

   4.  Source of Funds (See Instructions) WC
                                          --------------------------------------
--------------------------------------------------------------------------------

   5.  Check if Disclosure of Legal Proceeding Is Required Pursuant to
           Items 2(d) or 2(e)
                             ---------------------------------------------------
--------------------------------------------------------------------------------

   6.  Citizenship or Place of Organization    Delaware
                                             -----------------------------------
--------------------------------------------------------------------------------

Number of Shares    7.  Sole Voting Power  0
Beneficially                               -------------------------------------
Owned by Each       ------------------------------------------------------------
Reporting Person    8.  Shared Voting Power  19,800
With:                                        -----------------------------------
                    ------------------------------------------------------------
                    9.  Sole Dispositive Power  0
                                                 -------------------------------
                    ------------------------------------------------------------
                    10.  Shared Dispositive Power  19,800
                                                   -----------------------------
                    ------------------------------------------------------------
--------------------------------------------------------------------------------

   11. Aggregate Amount Beneficially Owned by Each Reporting Person  19,800
                                                                     -----------

   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)
                             ---------------------------------------------------

   13. Percent of Class Represented by Amount in Row (11)  0.3%
                                                           ---------------------
--------------------------------------------------------------------------------

   14. Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------

  PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


                               Page 8 of 14 pages

Item 1    Security and Issuer

          This statement relates to Common Stock ("Common Stock"), issued by Quality Systems, Inc., a California Corporation ("QSI"). The address of the principal executive offices of QSI is 17822 E. 17th Street, Suite 210, Tustin, CA 92780.



Item 2    Identity and Background

          Name: Cannell Capital, LLC ("Adviser")
          Place of Organization: California
          Principal Business: Investment Adviser
          Address: 2500 18th Street, San Francisco, CA 94110
          Criminal Proceedings: None
          Applicable Civil, Judicial or Administrative Proceedings: None

          Name: The Cuttyhunk Fund Limited ("Cuttyhunk")
          Place of Organization: Bermuda
          Principal Business: Investment
          Address: 73 Front Street, Hamilton, Bermuda HM 12
          Criminal Proceedings: None
          Applicable Civil, Judicial or Administrative Proceedings: None

          Name: The Anegada Fund Limited ("Anegada")
          Place of Organization: Cayman Islands
          Principal Business: Investment
          Address: c/o Bank of Butterfield International (Cayman) LTD., 68 Fort Street, PO Box 705, George Town, Grand Cayman, Cayman Islands Criminal Proceedings: None
          Applicable Civil, Judicial or Administrative Proceedings: None

          Name: Tonga Partners, L.P. ("Tonga")
          Place of Organization: Delaware
          Principal Business: Investment
          Address: 2500 18th Street, San Francisco, CA 94110
          Criminal Proceedings: None
          Applicable Civil, Judicial or Administrative Proceedings: None

          Name: GS Cannell, LLC ("GSC")
          Place of Organization: Delaware
          Principal Business: Investment
          Address: 701 Mount Lucas Road, CN 850, Princeton, NJ 08542 Criminal Proceedings: None
          Applicable Civil, Judicial or Administrative Proceedings: None

          Name: Pleiades Investment Partners, LP ("Pleiades")
          Place of Organization: Delaware
          Principal Business: Investment
          Address: 6022 West Chester Pike, Newtown Square, PA 19073 Criminal Proceedings: None
          Applicable Civil, Judicial or Administrative Proceedings: None

          Name: J. Carlo Cannell
          Address: 2500 18th Street, San Francisco, CA 94110
          Criminal Proceedings: None
          Applicable Civil, Judicial or Administrative Proceedings: None
          Citizenship: United States

          J Carlo Cannell is the controlling and managing member of Adviser. Adviser serves as investment adviser to Cuttyhunk, Anegada, GSC, and Pleiades. Adviser is general partner and investment adviser to Tonga.

Item 3    Source and amount of Funds or other Consideration

          The aggregate amount of funds used by Cuttyhunk to purchase 45,000 shares of Common Stock owned by it was approximately $483,772. Such amount was derived from working capital.

          The aggregate amount of funds used by Anegada to purchase 43,500 shares of Common Stock owned by it was approximately $444,652. Such amount was derived from working capital.

          The aggregate amount of funds used by GSC to purchase 53,600 shares of Common Stock owned by it was approximately $482,713. Such amount was derived from working capital.

          The aggregate amount of funds used by Tonga to purchase 174,400 shares of Common Stock owned by it was approximately $1,619,709. Such amount was derived from working capital.

          The aggregate amount of funds used by Pleiades to purchase 19,800 shares of Common Stock owned by it was approximately $180,524. Such amount was derived from working capital.

Item 4    Purpose of Transaction

          While the Adviser is pleased with QSI's strong operating results, the Adviser believes that QSI would better utilize its robust cash position in a manner other than investing in low interest bearing instruments. Despite the authorization by QSI's Board of Directors of a discretionary common share repurchase of up to 5% of the common stock outstanding, announced October 26, 2001, the Adviser continues to believe that QSI should utilize its excess cash to initiate a "Dutch Auction" tender, which is a method that the Adviser believes is more likely to lead to the repurchase of common stock in the open market. The Adviser intends to closely monitor developments relating to and affecting QSI.

          Subject to availability at prices deemed favorable, the Reporting Persons may acquire additional shares of Common Stock of QSI from time to time in the open market, in privately negotiated transactions or otherwise. The Reporting Persons may dispose of shares of Common Stock of QSI from time to time in the open market, in privately negotiated transactions or otherwise.

          Except as set forth above, the Reporting Persons has no present plans or intentions that relate to or that would result in any of the transactions described in clauses (a) through (j) of Item 4 of
          Schedule 13D.


Item 5    Interest in Securities of the Issuer

          (a) As of July 1, 2002, the Reporting Persons directly or indirectly beneficially owned 336,300 shares, or 5.5%, of Common Stock of QSI (the approximate of the shares of Common Stock owned is based on 6,105,083 shares of common stock outstanding by QSI on March 31, 2002).

              (1) Cuttyhunk owned 45,000 shares (0.7%)

              (2) Anegada owned 43,500 shares (0.7%)

              (3) GSC owned 53,600 shares (0.9%)

              (4) Tonga owned 174,400 shares (2.9%)

              (5) Pleiades owned 19,800 shares (0.3%)

          (b) The responses of the Reporting Persons to Items 7 through 11 of the portions of the cover page of this Schedule D which relate to beneficial ownership of shares of the Common Stock are incorporated herein by reference.

          (c) A list of transactions in the past 60 days.



----------------------------------------------------------------------------------------------------------
            Party                 Date           Amount Bought     Price per Share        Where & How
                                                     (Sold)                                Effected
----------------------------------------------------------------------------------------------------------
Anegada                          05/14/02             1,500              $15.81           Open market
----------------------------------------------------------------------------------------------------------
Anegada                          05/15/02               500              $16.00           Open market
----------------------------------------------------------------------------------------------------------
Anegada                          05/15/02               100              $16.09           Open market
----------------------------------------------------------------------------------------------------------
Anegada                          05/23/02             (100)              $17.37           Open market
----------------------------------------------------------------------------------------------------------
Anegada                          05/23/02           (3,000)              $17.37           Open market
----------------------------------------------------------------------------------------------------------
Cuttyhunk                        05/02/02             (100)              $15.99           Open market
----------------------------------------------------------------------------------------------------------
Cuttyhunk                        05/23/02           (1,800)              $17.37           Open market
----------------------------------------------------------------------------------------------------------
Cuttyhunk                        05/23/02             (700)              $17.37           Open market
----------------------------------------------------------------------------------------------------------
Cuttyhunk                        05/23/02           (7,000)              $17.37           Open market
----------------------------------------------------------------------------------------------------------
Cuttyhunk                        05/23/02           (1,500)              $17.37           Open market
----------------------------------------------------------------------------------------------------------
Cuttyhunk                        06/07/02             (400)              $16.49           Open market
----------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------
            Party                 Date           Amount Bought     Price per Share        Where & How
                                                     (Sold)                                Effected
----------------------------------------------------------------------------------------------------------
Cuttyhunk                        06/10/02           (8,500)              $16.49           Open market
----------------------------------------------------------------------------------------------------------
Cuttyhunk                        06/11/02             (400)              $16.61           Open market
----------------------------------------------------------------------------------------------------------
Cuttyhunk                        06/13/02             (400)              $16.62           Open market
----------------------------------------------------------------------------------------------------------
Cuttyhunk                        06/20/02           (1,000)              $16.99           Open market
----------------------------------------------------------------------------------------------------------
Cuttyhunk                        06/20/02           (2,400)              $16.99           Open market
----------------------------------------------------------------------------------------------------------
Cuttyhunk                        06/21/02           (1,900)              $16.99           Open market
----------------------------------------------------------------------------------------------------------
Cuttyhunk                        06/21/02           (3,400)              $16.99           Open market
----------------------------------------------------------------------------------------------------------
Cuttyhunk                        06/27/02           (6,700)              $16.96           Open market
----------------------------------------------------------------------------------------------------------
Cuttyhunk                        06/27/02           (2,000)              $16.96           Open market
----------------------------------------------------------------------------------------------------------
Cuttyhunk                        06/27/02           (1,300)              $16.96           Open market
----------------------------------------------------------------------------------------------------------
Cuttyhunk                        06/27/02           (2,900)              $16.96           Open market
----------------------------------------------------------------------------------------------------------
Cuttyhunk                        06/27/02           (1,400)              $16.96           Open market
----------------------------------------------------------------------------------------------------------
Cuttyhunk                        06/27/02           (1,400)              $16.96           Open market
----------------------------------------------------------------------------------------------------------
Cuttyhunk                        06/27/02           (5,800)              $16.96           Open market
----------------------------------------------------------------------------------------------------------
Cuttyhunk                        06/27/02           (1,000)              $16.96           Open market
----------------------------------------------------------------------------------------------------------
Cuttyhunk                        06/27/02           (9,100)              $16.96           Open market
----------------------------------------------------------------------------------------------------------
Cuttyhunk                        06/27/02           (1,000)              $16.96           Open market
----------------------------------------------------------------------------------------------------------
Cuttyhunk                        06/27/02           (1,000)              $16.96           Open market
----------------------------------------------------------------------------------------------------------
Cuttyhunk                        06/27/02           (2,900)              $16.96           Open market
----------------------------------------------------------------------------------------------------------
Cuttyhunk                        06/27/02             (600)              $16.96           Open market
----------------------------------------------------------------------------------------------------------
Cuttyhunk                        06/27/02           (1,500)              $16.96           Open market
----------------------------------------------------------------------------------------------------------
Cuttyhunk                        06/27/02             (800)              $16.96           Open market
----------------------------------------------------------------------------------------------------------
Cuttyhunk                        06/27/02           (7,100)              $16.96           Open market
----------------------------------------------------------------------------------------------------------
Cuttyhunk                        06/27/02           (4,400)              $16.96           Open market
----------------------------------------------------------------------------------------------------------
Cuttyhunk                        06/27/02           (3,200)              $16.96           Open market
----------------------------------------------------------------------------------------------------------
Cuttyhunk                        06/27/02           (1,000)              $16.96           Open market
----------------------------------------------------------------------------------------------------------
Cuttyhunk                        06/27/02           (2,900)              $16.96           Open market
----------------------------------------------------------------------------------------------------------
Cuttyhunk                        06/27/02           (2,800)              $16.96           Open market
----------------------------------------------------------------------------------------------------------
Cuttyhunk                        06/27/02           (2,900)              $16.96           Open market
----------------------------------------------------------------------------------------------------------
Cuttyhunk                        06/27/02           (2,000)              $16.96           Open market
----------------------------------------------------------------------------------------------------------
Cuttyhunk                        06/27/02           (4,800)              $16.96           Open market
----------------------------------------------------------------------------------------------------------
Cuttyhunk                        06/27/02           (4,800)              $16.96           Open market
----------------------------------------------------------------------------------------------------------
Cuttyhunk                        06/27/02           (5,200)              $16.96           Open market
----------------------------------------------------------------------------------------------------------
Cuttyhunk                        06/27/02           (3,000)              $16.96           Open market
----------------------------------------------------------------------------------------------------------
Cuttyhunk                        06/27/02           (1,900)              $16.96           Open market
----------------------------------------------------------------------------------------------------------
Cuttyhunk                        06/28/02             (100)              $16.95           Open market
----------------------------------------------------------------------------------------------------------
Cuttyhunk                        06/28/02           (3,400)              $16.95           Open market
----------------------------------------------------------------------------------------------------------
Cuttyhunk                        06/28/02           (1,400)              $16.95           Open market
----------------------------------------------------------------------------------------------------------
GS Cannell Portfolio, LLC        05/23/02             (300)              $17.38           Open market
----------------------------------------------------------------------------------------------------------
GS Cannell Portfolio, LLC        05/23/02             (700)              $17.37           Open market
----------------------------------------------------------------------------------------------------------
GS Cannell Portfolio, LLC        05/23/02             (700)              $17.37           Open market
----------------------------------------------------------------------------------------------------------
GS Cannell Portfolio, LLC        05/23/02             (200)              $17.37           Open market
----------------------------------------------------------------------------------------------------------
GS Cannell Portfolio, LLC        05/23/02             (200)              $17.37           Open market
----------------------------------------------------------------------------------------------------------
GS Cannell Portfolio, LLC        05/23/02           (1,700)              $17.37           Open market
----------------------------------------------------------------------------------------------------------
Pleiades                         05/23/02             (900)              $17.37           Open market
----------------------------------------------------------------------------------------------------------
Pleiades                         05/23/02             (500)              $17.37           Open market
----------------------------------------------------------------------------------------------------------
Tonga Partners, L.P.             05/02/02             (200)              $15.98           Open market
----------------------------------------------------------------------------------------------------------
Tonga Partners, L.P.             05/23/02          (12,400)              $17.37           Open market
----------------------------------------------------------------------------------------------------------


              (d) Not Applicable

              (e) Not Applicable

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          J. Carlo Cannell controls and manages the Adviser who makes voting and dispositive decisions for the Cuttyhunk, Anegada, GSC, Tonga, and Pleiades.

Item 7    Material to Be Filed as Exhibits

          Not Applicable

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  July 9, 2002
                                J. Carlo Cannell

                                /s/ Carlo Cannell
                                ---------------------------------
                                J. Carlo Cannell


                                Cannell Capital, LLC

                                /s/ Carlo Cannell
                                ---------------------------------
                                J. Carlo Cannell, Managing Member


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                                                                   Page 14 of 14


                                The Anegada Fund, Limited

                                /s/ Carlo Cannell
                                ---------------------------------
                                J. Carlo Cannell, Managing Member
                                Cannell Capital, LLC, Investment Adviser


                                The Cuttyhunk Fund Limited

                                /s/ Carlo Cannell
                                ---------------------------------
                                J. Carlo Cannell, Managing Member
                                Cannell Capital, LLC, Investment Adviser


                                GS Cannell, LLC

                                /s/ Carlo Cannell
                                ---------------------------------
                                J. Carlo Cannell, Managing Member
                                Cannell Capital, LLC, Investment Adviser


                                Tonga Partners, L.P.

                                /s/ Carlo Cannell
                                ---------------------------------
                                J. Carlo Cannell, Managing Member
                                Cannell Capital, LLC, General Partner


                                Pleiades Investment Partners, LP

                                /s/ Carlo Cannell
                                ---------------------------------
                                J. Carlo Cannell, Managing Member
                                Cannell Capital, LLC, Investment Adviser